SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED
2006 NOV -9 P 12:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 November 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA


06018318

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Gemma.Knowles@stplc.com

Yours faithfully,

**Gemma Knowles**
**Assistant Company Secretary**

PROCESSED
NOV 14 2006
THOMSON
FINANCIAL

Encl.

T:\Secretariat\Co Sec Department\SEC Listing\Monthly Returns 2006\Correspondence\J- SEC Letter - October 06 return - 3Nov06.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

File number

RECEIVED
2006 NOV -9 P 12:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

| Document Details | Category | Document Date | Document released to: LSE/ UKLA | Registrar of Companies | Shareholders | Press release | SEC | Comments |
|---|---|---|---|---|---|---|---|---|
| Holding(s) in Company | SE Announcement | 03-Oct-2006 | ✓ | | | | ✓ | Filed with SEC on 3 October 2006 |
| Trading Statement | SE Announcement | 03-Oct-2006 | ✓ | | | | ✓ | Filed with SEC on 3 October 2006 |
| Result of EGM | SE Announcement | 06-Oct-2006 | ✓ | | | | ✓ | Filed with SEC on 9 October 2006 |
| Further re demerger and share consolidation | SE Announcement | 09-Oct-2006 | ✓ | | | | ✓ | Filed with SEC on 9 October 2006 |
| Block Listing Application | SE Announcement | 13-Oct-2006 | ✓ | | | | ✓ | Filed with SEC on 23 October 2006 |
| Director Declaration | SE Announcement | 24-Oct-2006 | ✓ | | | | ✓ | Filed with SEC on 24 October 2006 |
| 88(2) - Various - 14,687 shares | Co House Forms | 04-Oct-2006 | | ✓ | | | | |
| 88(2) - Various - 17,538 shares | Co House Forms | 23-Oct-2006 | | ✓ | | | | |
| 88(2) - Lloyds TSB Registrars Corporate Nominee - 32,975 shares | Co House Forms | 23-Oct-2006 | | ✓ | | | | |
| 88(2) - Lloyds TSB Registrars Corporate Nominee - 37,519 shares | Co House Forms | 23-Oct-2006 | | ✓ | | | | |
| 88(2) - Lloyds TSB Registrars Corporate Nominee - 19,547 shares | Co House Forms | 23-Oct-2006 | | ✓ | | | | |
| 88(2) - Lloyds TSB Registrars Corporate Nominee and W G Weatherdon - 46,367 | Co House Forms | 23-Oct-2006 | | ✓ | | | | |
| 88(2) - Lloyds TSB Registrars Corporate Nominee - 15,163 | Co House Forms | 27-Oct-2006 | | ✓ | | | | |
| 288b - Martin Bettington | Co House Forms | 06-Oct-2006 | | ✓ | | | | |
| 288b - Marisa Cassoni | Co House Forms | 06-Oct-2006 | | ✓ | | | | |
| EGM Resolutions | Co House Forms | 06-Oct-2006 | | ✓ | | | | |
| EMTN - Contractual Terms relating to issue - Severn Trent Water Utilities Finance Plc | UKLA | 09-Oct-2006 | ✓ | | | | | |
| EMTN - Contractual Terms relating to issue - Severn Trent Water Utilities Finance Plc | UKLA | 09-Oct-2006 | ✓ | | | | | |
| EMTN - Contractual Terms relating to issue - Severn Trent Water Utilities Finance Plc | UKLA | 19-Oct-2006 | ✓ | | | | | |
| EMTN - Contractual Terms relating to issue - Severn Trent Water Utilities Finance Plc | UKLA | 26-Oct-2006 | ✓ | | | | | |
| Severn Trent employee applauded for charity work | Voluntary Ann | 05-Oct-2006 | | | | ✓ | | |

# 88(2)

# Return of Allotment of Shares

CHFPO83

**Company Number** 2366619

**Company name in full** Severn Trent Plc



## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 17 | 10 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 6,623 | 3,726 | 2,676 |
| Nominal value of each share | 97 17/19p | 97 17/19p | 97 17/19p |
| Amount (if any) paid or due on each share *(including any share premium)* | £7.20 | £7.38 | £9.34 |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Lloyds TSB Registrars Corporate Nominee Ltd, Part ID: OMKAV<br>Address The Causeway, Worthing, West Sussex.<br>UK Postcode BN99 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>15,163 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 1

**Signed** [signature] **Date** 27.10.2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/OPD/E1695/E1701/E1714 Tel: 01903 833570
DX number DX exchange

**Return of Allotment of Shares**

CHFPO83

**Company Number** 2366619

**Company name in full** Severn Trent Plc

Page 2 of 2

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|
| 17 | 10 | 2006 | \| | \| | \|\|\| |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 2,138 | | |
| Nominal value of each share | 97 17/19p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £10.053 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name<br>Address<br>UK Postcode BN99 6DA | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>TOTAL | Number allotted<br>15,163 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**Signed** [signature] **Date** 27.10.2006

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| |
|---|
| LLOYDS TSB REGISTRARS THE CAUSEWAY |
| WORTHING WEST SUSSEX BN99 6DA |
| ESP-EXEC/OPD/E1695/E1701/E1714 Tel: 01903 833570 |
| DX number DX exchange. |

BOLD BLACK CAPITALS

88(2)

# Return of Allotment of Shares

CHFPO83

**Company Number** 2366619

**Company name in full** Severn Trent Plc

Page 1 of 2

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 04 | 10 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 773 | 23,324 | 9,748 |
| Nominal value of each share | 65 5/19p | 65 5/19p | 65 5/19p |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.805 | £6.88 | £7.20 |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| | Class of shares allotted | Number allotted |
| Name Lloyds TSB Registrars Corporate Nominee Ltd, Part ID: OMKAV<br>Address The Causeway, Worthing, West Sussex.<br>UK Postcode BN99 6DA | Ordinary | 41,525 |
| Name Mr William Gregory Weatherdon<br>Address The Paddock, 10 Main Street, Newton Burgoland, Leicestershire.<br>UK Postcode LE67 2SE | Ordinary | 4,069 |
| Name Mr Mark Christopher Derrick<br>Address 11 Avenue Road, Stratford-Upon-Avon, Warks.<br>UK Postcode CV37 6UW | Ordinary | 773 |
| Name<br>Address<br>UK Postcode | | |
| Name<br>Address<br>UK Postcode | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 1

Signed [signature] Date 23.10.2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/OPD/E1625/1638/1651/11461 Tel: 01903 833570
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

# Return of Allotment of Shares

CHFPO83

**Company Number** 2366619

**Company name in full** Severn Trent Plc

Page 2 of 2

**Shares allotted (including bonus shares):**

| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)* | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 04 | 10 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 7,680 | 4,842 | |
| Nominal value of each share | 65 5/19p | 65 5/19p | |
| Amount (if any) paid or due on each share *(including any share premium)* | £9.34 | £10.053 | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted<br>TOTAL | Number allotted<br>46,367 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**



**Signed** ____________________ **Date** 23.10.2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/OPD/E1625/1638/1651/11461 Tel: 01903 833570
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

RECEIVED

# Return of Allotment of Shares

2006 NOV -9 P 12:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFPO83

**Company Number** 2366619

**Company name in full** Severn Trent Plc

Page 1 of 2

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 29 | 09 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 8,089 | 805 | 5,780 |
| Nominal value of each share | 65 5/19p | 65 5/19p | 65 5/19p |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.88 | £7.20 | £9.34 |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Lloyds TSB Registrars Corporate Nominee Ltd, Part ID: OMKAV<br>Address The Causeway, Worthing, West Sussex.<br>UK Postcode BN99 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>19,547 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 1

Signed [signature] Date 23.10.2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/OPD/E1612 Tel: 01903 833570
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

# Return of Allotment of Shares

CHFP083

**Company Number** 2366619

**Company name in full** Severn Trent Plc

Page 2 of 2

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| | 29 | 09 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | | |
| Number allotted | 4,873 | | |
| Nominal value of each share | 65 5/19p | | |
| Amount (if any) paid or due on each share *(including any share premium)* | £10.053 | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br><br>UK Postcode | Class of shares allotted<br>TOTAL | Number allotted<br>19,547 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**



**Signed** ______________________ **Date** 23.10.2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| |
|---|
| LLOYDS TSB REGISTRARS THE CAUSEWAY |
| WORTHING WEST SUSSEX BN99 6DA |
| ESP-EXEC/OPD/E1612 Tel: 01903 833570 |
| DX number DX exchange |

BOLD BLACK CAPITALS

88(2)

# Return of Allotment of Shares

CHFPO83

**Company Number** 2366619

**Company name in full** Severn Trent Plc

**Page 1 of 2**

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 27 | 09 | 2006 | \| | \| | \|\|\| |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 12,906 | 8,619 | 9,164 |
| Nominal value of each share | 65 5/19p | 65 5/19p | 65 5/19p |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.88 | £7.20 | £7.38 |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Lloyds TSB Registrars Corporate Nominee Ltd, Part ID: OMKAV | Class of shares allotted | Number allotted |
| Address The Causeway, Worthing, West Sussex. | Ordinary | 37,519 |
| UK Postcode BN99 6DA | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form :** 1

**Signed** [signature] **Date** 23.10.2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.


LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/OPD/1587-1591 Tel: 01903 833562
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

# Return of Allotment of Shares

CHFPO83

**Company Number** 2366619

**Company name in full** Severn Trent Plc

**Page 2 of 2**

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| From: Day | Month | Year | To: Day | Month | Year |
|---|---|---|---|---|---|
| 27 | 09 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 4,816 | 2,014 | |
| Nominal value of each share | 65 5/19p | 65 5/19p | |
| Amount (if any) paid or due on each share *(including any share premium)* | £9.34 | £10.053 | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>TOTAL | Number allotted<br>37,519 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

Signed [signature] Date 23.10.2006

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY

WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/OPD/1587-91 Tel: 01903 833562

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

# Return of Allotment of Shares

RECEIVED 2006 NOV -9 P 12:38 OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFPO83

**Company Number** 2366619

**Company name in full** Severn Trent Plc

---

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 22 | 09 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 28,406 | 4,569 | |
| Nominal value of each share | 65 5/19p | 65 5/19p | |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.88 | £9.34 | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name Lloyds TSB Registrars Corporate Nominee Ltd. Part ID: OMKAV<br>Address The Causeway, Worthing, West Sussex.<br>UK Postcode BN99 6DA | Class of shares allotted<br>Ordinary | Number allotted<br>32,975 |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>UK Postcode | Class of shares allotted<br>TOTAL | Number allotted<br>32,975 |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**Signed** [signature] **Date** 23.10.2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| | |
|---|---|
| LLOYDS TSB REGISTRARS THE CAUSEWAY | |
| WORTHING WEST SUSSEX BN99 6DA | |
| ESP-EXEC/OPD/1568-69 | Tel: 01903 833562 |
| DX number | DX exchange |

BOLD BLACK CAPITALS

88(2)

RECEIVED

2006 NOV -9 P 12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

# Return of Allotment of Shares

CHFPO83

**Company Number** 2366619

**Company name in full** Severn Trent Plc

---

## Shares allotted (including bonus shares):

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| | 14 | 09 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 13,580 | 3,958 | |
| Nominal value of each share | 65 5/19p | 65 5/19p | |
| Amount (if any) paid or due on each share *(including any share premium)* | £6.88 | £7.20 | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

---

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Class of shares allotted | Number allotted |
|---|---|---|
| Name: Lloyds TSB Registrars Corporate Nominee Ltd, Part ID: OMKAV<br>Address: The Causeway, Worthing, West Sussex.<br>UK Postcode: BN99 6DA | Ordinary | 10,019 |
| Name: **TD Waterhouse Nominees (Europe) Limited A/c CESREG, Part ID: 277,**<br>Address: 201 Deansgate, Manchester.<br>UK Postcode: M3 3TD | Ordinary | 7,519 |
| Name:<br>Address:<br>UK Postcode: | | |
| Name:<br>Address:<br>UK Postcode: | | |
| Name:<br>Address:<br>UK Postcode: | TOTAL | 17,538 |

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 23.10.2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| | |
|---|---|
| LLOYDS TSB REGISTRARS THE CAUSEWAY | |
| WORTHING WEST SUSSEX BN99 6DA | |
| ESP-EXEC/OPD/1528-10974 | Tel: 01903 833562 |
| DX number | DX exchange |

BOLD BLACK CAPITALS



# Return of Allotment of Shares

CHFPO83

**Company Number** 2366619

**Company name in full** SEVERN TRENT PLC

1 of 3

## Shares allotted (including bonus shares):

Date or period during which Shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 04 | 10 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 441 | 48 | 2,006 |
| Nominal value of each share | 65 5/19p | 65 5/19p | 65 5/19p |
| Amount (if any) paid or due on each Share *(including any share premium)* | 831p | 823p | 759p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name<br>Address<br>Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>Postcode | Class of shares allotted | Number allotted |
| Name<br>Address<br>Postcode | Class of shares allotted<br>**TOTAL CONTINUED** | Number allotted |

**Please enter the number of continuation sheet(s) (if any) attached to this form :**

**Signed**  **Date** 4.10.2006

A director / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

*Please delete as appropriate*

---

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| | |
|---|---|
| Lloyds TSB Registrars,<br>The Causeway | |
| Worthing,<br>West Sussex.<br>BN99 6DA | |
| ESP/Allotment Team/CS/5299<br><br>Tel: 01903 833406 | <br><br>Fax: 01903 833277 |
| DX number | DX exchange |

88(2)

# Return of Allotment of Shares

CHFP083

**Company Number** 2366619

**Company name in full** SEVERN TRENT PLC

2 of 3

## Shares allotted (including bonus shares):

Date or period during which Shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 04 | 10 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | Ordinary |
| Number allotted | 1,674 | 2,256 | 1,081 |
| Nominal value of each share | 65 5/19p | 65 5/19p | 65 5/19p |
| Amount (if any) paid or due on each Share *(including any share premium)* | 592p | 568p | 548p |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name | Class of shares allotted | Number allotted |
| Address | | |
| Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | **TOTAL CONTINUED** | |
| Postcode | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form** [ ]

**Signed** [signature] **Date** 4.10.2006

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

| | |
|---|---|
| Lloyds TSB Registrars,<br>The Causeway | |
| Worthing,<br>West Sussex.<br>BN99 6DA | |
| ESP/Allotment Team/CS/5299<br><br>Tel: 01903 833406 | Fax: 01903 833277 |
| DX number | DX exchange |

BOLD BLACK CAPITALS



# Return of Allotment of Shares

CHFPO83

Company Number: 2366619

Company name in full: SEVERN TRENT PLC

3 of 3

## Shares allotted (including bonus shares):

Date or period during which Shares were allotted
*(If shares were allotted on one date enter that date in the "from" box.)*

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| | 04 | 10 | 2006 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | Ordinary | Ordinary | |
| Number allotted | 4,949 | 2,232 | |
| Nominal value of each share | 65 5/19p | 65 5/19p | |
| Amount (if any) paid or due on each Share *(including any share premium)* | 536p | 473p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

## If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

**This form has been provided free of charge by Companies House.**

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | | Shares and share class allotted | |
|---|---|---|---|
| Name | | Class of shares allotted | Number allotted |
| Address | PLEASE SEE ATTACHED SCHEDULE | Ordinary | 14,687 |
| Postcode | | | |
| Name | | Class of shares allotted | Number allotted |
| Address | | | |
| Postcode | | | |
| Name | | Class of shares allotted | Number allotted |
| Address | | | |
| Postcode | | | |
| Name | | Class of shares allotted | Number allotted |
| Address | | | |
| Postcode | | | |
| Name | | Class of shares allotted | Number allotted |
| Address | | **TOTAL** | **14,687** |
| Postcode | | | |

**Please enter the number of continuation sheet(s) (if any) attached to this form** 1

Signed [signature] Date 4.10.2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

*Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars,
The Causeway
Worthing,
West Sussex.
BN99 6DA
ESP/Allotment Team/CS/5299

Tel: 01903 833406 Fax: 01903 833277

DX number DX exchange

9 October 2006

RECEIVED
2006 NOV -9 P 12:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Severn Trent Water Utilities Finance Plc**

**Issue of JPY 1,000,000,000 Fixed Rate Notes due October 11, 2012**
**Guaranteed by Severn Trent Water Limited**
**under the €2,500,000,000**
**Euro Medium Term Note Programme**

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Prospectus dated 4 August 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the registered office of the issuer at 2297 Coventry Road, Birmingham, B26 3PU and copies may be obtained from the Agent at 8 Canada Square, London, E14 5HQ.

| | | | |
|---|---|---|---|
| 1. | (i) | Issuer: | Severn Trent Water Utilities Finance Plc |
| | (ii) | Guarantor: | Severn Trent Water Limited |
| 2. | (i) | Series Number: | 77 |
| | (ii) | Tranche Number: | 1 |
| 3. | | Specified Currency or Currencies: | Japanese Yen ("JPY") |
| 4. | | Aggregate Nominal Amount: | |
| | (i) | Series: | JPY 1,000,000,000 |
| | (ii) | Tranche: | JPY 1,000,000,000 |
| 5. | | Issue Price: | 100 per cent. of the Aggregate Nominal Amount of the Tranche. |
| 6. | (i) | Specified Denominations: | JPY 100,000,000 |
| | (ii) | Tradeable Amount: | Not Applicable |
| | (i) | Issue Date and Interest | 11 October 2006 |

| | | | |
|---|---|---|---|
| | | Commencement Date: | |
| | (ii) | Interest Commencement Date (if different from the Issue Date): | Not Applicable |
| 7. | Maturity Date: | | 11 October 2012 |
| 8. | Interest Basis: | | 1.60 per cent. Fixed Rate<br>*(further particulars specified below)* |
| 9. | Redemption/Payment Basis: | | Redemption at par |
| 10. | Change of Interest Basis or Redemption/Payment Basis: | | Not Applicable |
| 11. | Put/Call Options: | | Not Applicable |
| 12. | (i) | Status of the Notes: | Senior |
| | (ii) | Status of the Guarantee: | Senior |
| 13. | Method of distribution: | | Non-syndicated |

## PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

| | | | |
|---|---|---|---|
| 14. | **Fixed Rate Note Provisions** | | Applicable |
| | (i) | Rate(s) of Interest: | 1.60 per cent. per annum payable semi-annually in arrear |
| | (ii) | Interest Payment Date(s): | 11 April and 11 October in each year, commencing 11 April 2007, up to and including the Maturity Date. |
| | (iii) | Fixed Coupon Amount(s): | JPY 8,000,000 per JPY 100,000,000 in nominal amount<br>800 000 |
| | (iv) | Broken Amount(s): | Not Applicable |
| | (v) | Day Count Fraction: | 30E/360 (unadjusted) |
| | (vi) | Determination Date(s): | Not Applicable |
| | (vii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | None |
| 15. | **Floating Rate Note Provisions** | | Not Applicable |
| 16. | **Zero Coupon Note Provisions** | | Not Applicable |

| | | |
|---|---|---|
| 17. | **Index Linked Interest Note Provisions** | Not Applicable |
| 18. | **Dual Currency Interest Note Provisions** | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 19. | Issuer Call: | Not Applicable |
| 20. | Investor Put: | Not Applicable |
| 21. | Final Redemption Amount | JPY 100,000,000 per Note of JPY 100,000,000 specified denomination. |
| 22. | Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/ or the method of calculating the same (if required or if different from that set out in Condition 6(f)): | Nominal Aggregate Amount |
| 23. | Put Event: | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| 24. | (a) Form of Notes: | Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive only upon an Exchange Event. |
| | (b) New Global Note: | No |
| 25. | Additional Financial Centre(s) or other special provisions relating to Payment Dates: | Not Applicable . |
| 26. | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No. |
| 27. | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| 28. | Details relating to Instalment Notes: | |

| | | | |
|---|---|---|---|
| | (i) | Instalment Amount(s): | Not Applicable |
| | (ii) | Instalment Date(s): | Not Applicable |
| 29. | Redenomination applicable: | | Redenomination not applicable |
| 30. | Other terms or special conditions: | | Not Applicable |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 31. | (i) | If syndicated, names of Managers: | Not Applicable |
| | (ii) | Stabilising Manager (if any): | Not Applicable |
| 32. | If non-syndicated, name of relevant Dealer: | | HSBC Bank plc |
| 33. | Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable: | | TEFRA D |
| 34. | Additional selling restrictions: | | Not Applicable |

---

**RESPONSIBILITY**

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

| | |
|---|---|
| Signed on behalf of the Issuer: | Signed on behalf of the Guarantor: |
| By: ................................................ | By: ................................................ |
| Duly authorised | Duly authorised |

## PART B — OTHER INFORMATION

**1. LISTING**

(i) Listing: None

**2. RATINGS**

Ratings: The Notes to be issued have been rated:
Moody's: A2

*(The above disclosure should reflect the rating allocated to Notes of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.)*

**3. NOTIFICATION**

Not Applicable

**4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

So far as the Issuer and the Guarantor are aware, no person involved in the issue of the Notes has an interest material to the offer.

**5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES***

| | | |
|---|---|---|
| (i) | Reasons for the offer | The net proceeds will be applied by the Group for its general corporate purposes. |
| (ii) | Estimated net proceeds: | JPY 1,000,000,000 |
| (iii) | Estimated total expenses: | Not Applicable |

**6. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

**7. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

**8. OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| (i) | ISIN Code: | XS0269440821 |
| (ii) | Common Code: | 026944082 |

* Required for derivative securities to which Annex XII to the Prospectus Directive Regulation applies.

| | | |
|---|---|---|
| (iii) | Any clearing system(s) other than Euroclear Bank SA/NV and Clearstream Banking, *société anonyme* and the relevant identification number(s): | Not Applicable |
| (iv) | Delivery: | Delivery against payment |
| (v) | Names and addresses of additional Paying Agent(s) (if any): | Not Applicable |
| (vi) | Intended to be held in a manner which would allow Eurosystem eligibility: | No |

RECEIVED
2006 NOV -9 P 12:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

9 October, 2006

**Severn Trent Water Utilities Finance Plc**

**Issue of £100,000,000 1.626 per cent. RPI-Linked Notes due August 2051**
**Guaranteed by Severn Trent Water Limited**
**under the €2,500,000,000**
**Euro Medium Term Note Programme**

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Prospectus dated 4 August 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at the registered office of the Issuer at 2297 Coventry Road, Birmingham B26 3PU and copies may be obtained from the Agent at 8 Canada Square, London E14 5HQ.

| | | | |
|---|---|---|---|
| 1. | (i) | Issuer: | Severn Trent Water Utilities Finance Plc |
| | (ii) | Guarantor: | Severn Trent Water Limited |
| 2. | (i) | Series Number: | 76 |
| | (ii) | Tranche Number: | 1 |
| 3. | Specified Currency or Currencies: | | Pounds sterling ("£") |
| 4. | Aggregate Nominal Amount: | | |
| | (i) | Series: | £100,000,000 |
| | (ii) | Tranche: | £100,000,000 |
| 5. | Issue Price: | | 100 per cent. of the Aggregate Nominal Amount of the Tranche |
| 6. | Specified Denominations: | | £50,000<br>(see also item 31) |
| 7. | (i) | Issue Date: | 11 October, 2006 |
| | (ii) | Interest Commencement Date: | 11 October, 2006 |
| 8. | Maturity Date: | | 11 August, 2051 |
| 9. | Interest Basis: | | Index Linked Interest<br>(see Appendix) |

| | | |
|---|---|---|
| 10. | Redemption/Payment Basis: | Index Linked Redemption (see Appendix) |
| 11. | Change of Interest Basis or Redemption/Payment Basis: | Not Applicable |
| 12. | Put/Call Options: | Not Applicable |
| 13. | (i) Status of the Notes: | Senior, unsecured |
| | (ii) Status of the Guarantee: | Senior |
| 14. | Method of distribution: | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | | |
|---|---|---|---|
| 15. | **Fixed Rate Note Provisions** | | Not Applicable |
| 16. | **Floating Rate Note Provisions** | | Not Applicable |
| 17. | **Zero Coupon Note Provisions** | | Not Applicable |
| 18. | **Index Linked Interest Note Provisions** | | Applicable |
| | (i) | Index/Formula: | See Appendix |
| | (ii) | Calculation Agent responsible for calculating the interest due: | HSBC Bank plc |
| | (iii) | Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable: | See Appendix |
| | (iv) | Specified Period(s)/Specified Interest Payment Dates: | A short first coupon on 11th February, 2007 and 11th February and 11th August in each year thereafter until 11th August, 2051 |
| | (v) | Business Day Convention: | Not Applicable |
| | (vi) | Additional Business Centre(s): | Not Applicable |
| | (vii) | Minimum Rate of Interest: | Not Applicable |
| | (viii) | Maximum Rate of | Not Applicable |

Interest:

| | | | |
|---|---|---|---|
| | (ix) | Day Count Fraction: | See Appendix |
| | (x) | Base Index Figure: | 198.72581 |
| | (xi) | Reference Gilt: | For these purposes the Reference Gilt shall be 1.25 per cent. Index-Linked Treasury Stock 2055 (or, if such stock is not in existence, such other index-linked stock issued by or on behalf of HM Government as the Issuer, on the advice of three brokers and/or gilt-edged market makers (or such other three persons operating in the gilt edged market as the Issuer, after consultation with the Trustee, may select), may consider to be the most appropriate reference government stock for the Notes). |

19. **Dual Currency Interest Note Provisions** — Not Applicable

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 20. | Issuer Call: | Not Applicable |
| 21. | Investor Put: | Not Applicable |
| 22. | Final Redemption Amount | Par, subject to indexation as provided in the Appendix. |
| 23. | Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/ or the method of calculating the same (if required or if different from that set out in Condition 6(f)): | Par, subject to indexation as provided in the Appendix |
| 24. | Put Event: | Applicable. On the occurrence of a Put Event, the Notes shall be redeemed at the Event Put Amount in accordance with Condition 6(e). The Event Put Amount shall be par, subject to indexation as provided in the Appendix |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | | |
|---|---|---|---|
| 25. | (a) | Form of Notes: | Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes on 60 days' notice only upon an Exchange Event |
| | (b) | New Global Note: | No |
| 26. | | Additional Financial Centre(s) or other special provisions relating to Payment Dates: | Not Applicable |

| | | |
|---|---|---|
| 27. | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | If Definitive Notes are issued before the Interest Payment Dates falling in August 2019, Coupons for each Interest Payment Date falling before then will be attached to each Definitive Note together with a Talon maturing on the Interest Payment Date falling in August 2019 for which the remaining coupons may be exchanged |
| 28. | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| 29. | Details relating to Instalment Notes: | |
| | (i) Instalment Amount(s): | Not Applicable |
| | (ii) Instalment Date(s): | Not Applicable |
| 30. | Redenomination applicable: | Redenomination not applicable |
| 31. | Other terms or special conditions: | See Appendix |

Each Note is issued with the Specified Denomination of £50,000 per Note.

For so long as the Notes are represented by a Global Note and Euroclear and Clearstream, Luxembourg so permit, the Notes shall be tradeable in minimum nominal amounts of £50,000 and integral multiples of £1,000 thereafter.

If Definitive Notes are required to be issued in the limited circumstances specified in the Permanent Global Note they will only be printed and issued in denominations of £50,000. Accordingly, if Definitive Notes are required to be issued, a Noteholder holding Notes having an original nominal amount which cannot be fully represented by Definitive Notes in the denomination of £50,000 will not be able to receive a Definitive Note in respect of the original nominal amount of the Notes by which the original nominal amount of such holding of Notes exceeds the next lowest integral multiple of £50,000 (the **Excess Amount**) and will not be able to receive interest or principal in respect of the Excess Amount

## DISTRIBUTION

| | | | |
|---|---|---|---|
| 32. | (i) | If syndicated, names of Managers: | Not Applicable |
| | (ii) | Stabilising Manager (if any): | Not Applicable |
| 33. | If non-syndicated, name of relevant Dealer: | | Barclays Bank PLC<br>5 The North Colonnade<br>Canary Wharf<br>London E14 4BB |
| 34. | Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable: | | TEFRA D |
| 35. | Additional selling restrictions: | | Not Applicable |

## LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

## RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ........................
Duly authorised

Signed on behalf of the Guarantor:

By: ........................
Duly authorised

## PART B — OTHER INFORMATION

**1. LISTING**

| | | |
|---|---|---|
| (i) | Listing: | London |
| (ii) | Admission to trading: | Application has been made for the Notes to be admitted to trading on 11 October, 2006 |
| (iii) | Estimate of total expenses related to admission to trading: | £3,365 |

**2. RATINGS**

Ratings: The Notes to be issued have been rated:
S&P: A
Moody's: A2

**3. NOTIFICATION**

Not Applicable

**4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as described in "Subscription and Sale" and for any fees payable to the Managers/Dealers, so far as the Issuer and the Guarantor is aware, no person involved in the issue of the Notes has an interest material to the offer.

**5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

| | | |
|---|---|---|
| (i) | Reasons for the offer | The net proceeds will be applied by the Group for its general corporate purposes. |
| (ii) | Estimated net proceeds: | £100,000,000 (excluding expenses as set out below) |
| (iii) | Estimated total expenses: | £3,365 |

**6. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Information on the UK Retail Price Index can be found on Bloomberg Page UKRPI

**7. PERFORMANCE OF RATE OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable

**8. OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| (i) | ISIN Code: | XS0268439444 |

| | | |
|---|---|---|
| (ii) | Common Code: | 026843944 |
| (iii) | Any clearing system(s) other than Euroclear Bank SA/NV and Clearstream Banking, *société anonyme* and the relevant identification number(s): | Not Applicable |
| (iv) | Delivery: | Delivery against payment |
| (v) | Names and addresses of additional Paying Agent(s) (if any): | Not Applicable |
| (vi) | Intended to be held in a manner which would allow Eurosystem eligibility: | No |

## APPENDIX

1. Paragraphs (ii), (iii) and (iv) of Condition 4(b) are deleted. The following shall be deemed to be inserted as a new paragraph (ii) in Condition 4(b) and paragraphs (v), (vi) and (vii) of Condition 4(b) will be renumbered (iii), (iv) and (v) respectively and amended accordingly:

"(ii) Determination of Rate of Interest and calculation of Interest Amounts

The Calculation Agent will, at or as soon as practicable after each time at which the Rate of Interest is capable of being determined, determine the applicable Rate of Interest and notify the principal Paying Agent of the Rate of Interest as soon as practicable after calculating the same.

The amount of interest payable on each Note for any Interest Period (the **Interest Amount**) will be calculated by the Calculation Agent by (A) applying the Rate of Interest (as notified to the principal Paying Agent by the Calculation Agent in accordance with the preceding paragraph) to the Specified Denomination of such Note, (B) multiplying the resulting amount by the Day Count Fraction and (C) rounding the resulting figure to the nearest one penny (half a penny being rounded upwards).

**The Day Count Fraction** is a fraction (a) the numerator of which is the number of days from and including the most recent Interest Payment Date (or Issue Date if such period is before the first scheduled Interest Payment Date) to but excluding the next Interest Payment Date or, if earlier the date of payment; and (b) the denominator of which is two times the number of days (including the first and excluding the last) in the Determination Period.

Deleted: Interest

Formatted: Bullets and Numbering

**Determination Period** means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Specified Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date).

**Determination Date** means 11th February and 11th August in each year."

2. Condition 4(b)(iv) (renumbered as provided above) shall be deleted and the following paragraph shall be inserted in place thereof as a new Condition 4(b)(iv):

"(iv) Determination or Calculation by Trustee

If for any reason the Calculation Agent at any time after the Issue Date defaults in its obligation to determine or calculate:

(A) the Rate of Interest;

(B) any Interest Amount in accordance with paragraph (ii) above;

(C) the Final Redemption Amount (as defined below); or

(D) the Early Redemption Amount (as defined below),

the Trustee shall determine or calculate the same, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition 4 and Conditions 6 and 9), and in such manner as it shall deem fair and reasonable in all the circumstances and

each such determination or calculation shall be deemed to have been made by the Calculation Agent (and, where practicable, in accordance with this Condition 4)."

3. A new Condition 4(f) shall be inserted as follows:

"(f) Indexation

(i) Indexation of principal

The Final Redemption Amount payable pursuant to Condition 6(a) and the Early Redemption Amount payable pursuant to Conditions 6(b), 6(e) or 9 shall be the nominal amount of the Notes multiplied by the Index Ratio applicable to the date on which the Final Redemption Amount or the Early Redemption Amount (as the case may be) becomes payable.

The Calculation Agent will calculate such Final Redemption Amount or Early Redemption Amount (as the case may be) as soon as practicable after each time such amount is capable of being determined and will notify the principal Paying Agent thereof as soon as practicable after calculating the same. The principal Paying Agent will as soon as practicable thereafter notify the Issuer and any stock exchange on which the Notes are for the time being listed thereof and cause notice thereof to be published in accordance with Condition 13.

(ii) Definitions

For the purposes of these Conditions:

**Base Index Figure** means 198.72581, being the Index Figure applicable to 11 July 2006;

**Calculation Date** means any date when an Interest Amount falls due.

**Expert** means an independent investment bank or other expert in London appointed by the Issuer and approved by the Trustee acting reasonably or (failing such appointment within ten days after the Trustee shall have requested such appointment (provided such request is reasonable)) appointed by the Trustee;

**Index** means, in relation to any Calculation Date, subject as provided in Conditions 4(g) and 6(l) below, the United Kingdom General Index of Retail Prices (for all items) as published by the Office for National Statistics (January 1987=100) as published by HM Government (currently contained in the Monthly Digest of Statistics) and applicable to that Calculation Date or, if that index is not published for any Calculation Date, any substituted index or index figures published by the Office for National Statistics or the comparable index which replaces the United Kingdom General Index of Retail Prices (for all items) for the purpose of calculating the amount payable on repayment of the Reference Gift;

Any reference to the **Index Figure applicable** to a particular Calculation Date shall, subject as provided in Condition 4(g) below, be calculated in accordance with the following formula:

$$RPI_{m-3} + \frac{(\text{Day of Calculation Date} - 1)}{(\text{Days in month of Calculation Date})} \times (RPI_{m-2} - RPI_{m-3})$$

and rounded to five decimal places (0.000005 being rounded upwards) and where:

$RPI_{m-3}$ means the Index Figure for the first day of the month that is three months prior to the month in which the payment falls due; and

$RPI_{m-2}$ means the Index Figure for the first day of the month that is two months prior to the month in which the payment falls due.

**Index Ratio** applicable to any Calculation Date means the Index Figure applicable to such date divided by the Base Index Figure and rounded to five decimal places (0.000005 being rounded upwards);

the **Rate of Interest** applicable to any amount payable in respect of interest shall be 1.626% per annum multiplied by the Index Ratio applicable to the date on which such amount falls due and rounded to six decimal places (0.0000005 being rounded upwards); and

**Reference Gilt** means the 1.25% Index-Linked Treasury Stock due 2055 (or, if such stock is not in existence, such other index-linked stock issued by or on behalf of HM Government as the Issuer, on the advice of three brokers and/or gilt edged market makers (or such other three persons operating in the gilt edged market as the Issuer, after consultation with the Trustee, may select), may consider to be the most appropriate reference government stock for the Notes)."

4. A new Condition 4(g) shall be inserted as follows:

"(g) Changes in circumstances affecting the Index

(i) Change in base

If at any time the Index is changed by the substitution of a new base for it, then with effect from (and including) the date from and including that on which such substitution takes effect:

(A) the definition of Index in Condition 4(f) shall be deemed to refer to the new date in substitution for January 1987 (or, as the case may be, for such other date or month as may have been substituted for it); and

(B) the definition of Base Index Figure in Condition 4(f) shall be amended to mean the product of the then applicable Base Index Figure and the Index immediately following such substitution, divided by the Index immediately prior to such substitution.

(ii) Delay in publication of the Index

(A) If, in relation to a particular Interest Period or to the redemption of all or some only of the Notes and otherwise than in circumstances which the Issuer certifies to the Trustee may fall within Condition 4(g)(iii) or 6(l) (notwithstanding that the Issuer may subsequently be advised that they do not fall within Condition 4(g)(iii) or 6(l)), the Index Figure relating to any month (the **calculation month**) which is required to be taken into account for the purposes of the determination of the Index Figure for any date is not published on or before the fourteenth day before the date on which such payment is due (the **date for payment**), the Index Figure for the relevant calculation month shall be the substitute index figure (if any) as is published by the Bank of England or the United Kingdom Debt Management Office (or such other United Kingdom authority as may be appropriate) for the purposes of indexation of

payments on the Reference Gilt or, failing such publication, on any one or more of HM Government's index-linked stocks, as determined by the Expert; or

(B) if no such determination is made by the Expert within seven days, the Index Figure last published before the date for payment.

Where the provisions of this Condition 4(g)(ii) apply, the certificate of the Issuer, acting on the advice of an Expert, as to the Index Figure applicable to the date for payment falls shall be conclusive and binding upon the Issuer, the Trustee and the Noteholders. If a substitute index is published as specified in (A) above, a determination made based on that index shall be final and no further payment by way of adjustment shall be made, notwithstanding that the Index Figure applicable to the date for payment may subsequently be published. If no substitute index is so published and the Index relating to the date for payment is subsequently published then:

(C) in the case of any Note not falling due for redemption on the date for payment, if the Index so subsequently published (if published while that Note remains outstanding) is greater or less than the Index applicable by virtue of (B) above, the interest payable on that Note on the Interest Payment Date next succeeding the date of such subsequent publication shall be increased or reduced to reflect the amount by which the interest payable on that Note on the date for payment on the basis of the Index applicable by virtue of (B) above fell short of, or (as the case may be) exceeded the interest which would have been payable on that Note if the Index subsequently published had been published on or before the second business day before the date for payment; or

(D) in the case of any Note falling due for final redemption on the date for payment, no subsequent adjustment to amounts paid will be made.

(iii) Cessation of or fundamental changes to the Index

If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Issuer or the Noteholders and if, within 30 days after its appointment (or such longer period as the Trustee may consider reasonable), the Expert recommends for the purposes of the Notes one or more adjustments to the Index or a substitute index (with or without adjustments), then provided that such adjustments or substitute index (as the case may be) are not materially detrimental (in the opinion of the Expert) either to the interests of the Issuer or the interests of the Noteholders, as compared to the interests of the Issuer and the Noteholders (as the case may be) as they would have been had the Index continued to be published or such fundamental change in the rules governing the Index not been made, the Index shall be adjusted as so recommended or (as the case may be) shall be replaced by the substitute index so recommended (as so adjusted, if so recommended) and references in these Conditions to the Index shall be construed accordingly and the Issuer shall notify the Noteholders of the adjustments to the Index or the introduction of the substitute index (with or without adjustments) in accordance with Condition 13.

If any payment in respect of the Notes is due to be made after the cessation or changes referred to in the preceding paragraph but before any such adjustment to, or replacement of, the Index takes effect, the Issuer shall (if the Index Figure applicable (or deemed applicable) to the date for payment is not available in accordance with the provisions of Condition 4(f)) make a provisional payment on the basis that the Index Figure applicable to the date for payment is the Index last published. In that event or in the event of any payment on the

Notes having been made on the basis of an Index deemed applicable under Condition 4(g)(ii)(A) above (also referred to below as a **provisional payment**) and of the Trustee on the advice of the Expert subsequently determining that the relevant circumstances fall within this Condition 4(g)(iii), then:

(A) except in the case of a payment on redemption of the Notes, if the sum which would have been payable if such adjustments or such substitute index had been in effect on the due date for such provisional payment is greater or less than the amount of such provisional payment, the interest payable on the Notes on the Interest Payment Date next succeeding the last date by which the Issuer and Trustee receive such recommendation shall be increased or reduced to reflect the amount by which such provisional payment of interest felt short of, or (as the case may be) exceeded, the interest which would have been payable on the Notes if such adjustments or such substituted index had been in effect on that date; or

(B) in the case of a payment of principal or interest on redemption of the Notes, no subsequent adjustment to amounts paid will be made.

(iv) Trustee

The Trustee shall be entitled to assume that no cessation of or change to the Index has occurred until informed otherwise by the Issuer and will not be responsible for identifying or appointing an Expert save as provided in these Conditions."

5. A new Condition 6(l) shall be inserted as follows:

"(k) Redemption for Indexation reasons

(i) If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Noteholders and if the Expert fails within 30 days after its appointment (or such longer period as the Trustee considers reasonable), or states to the Issuer and the Trustee that it is unable, to recommend for the purposes of the Notes any adjustments to the Index or any substitute index (with or without adjustments) as described in Condition 4(g)(iii), the Issuer shall, within 14 days after the expiry of such period or (as the case may be) after the date of such statement, give notice (which shall be irrevocable and shall state the date fixed for redemption which shall be not more than 15 days after the date on which the notice is given) to redeem the Notes then outstanding, at a price equal to their nominal amount multiplied by the Index Ratio applicable to the date on which the date fixed for redemption falls, together with accrued interest.

(ii) If the Index ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the Index and the change would, in the opinion of the Expert, be detrimental to the interests of the Issuer and if the Expert fails within 30 days after its appointment (or such longer period as the Trustee considers reasonable), or states to the Issuer and the Trustee that it is unable to recommend for the purposes of the Notes any adjustments to the Index or any substitute index (with or without adjustments) as described in Condition 4(g)(iii), the Issuer may at its option, within 14 days after the expiry of such period or (as the case may be) after the date of such statement, give notice (which shall be irrevocable and shall state the date fixed for redemption which shall be not more than 15 days after the date on which the notice is given) to redeem the Notes then outstanding, at a price equal to their nominal amount multiplied by

the Index Ratio applicable to the date on which the date fixed for redemption falls, together with accrued interest."

**APPLICABLE FINALTERMS**

RECEIVED

2006 NOV -9 P 12:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 26, 2006

## Severn Trent Water Utilities Finance Plc

**Issue of CZK 620,000,000 4.00% Fixed Rate Notes due 2014**
**Guaranteed by Severn Trent Water Limited**
**under the €2,500,000,000**
**Euro Medium Term Note Programme**
**PART A - CONTRACTUAL TERMS**

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Prospectus dated 4 August 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at 2297 Coventry Road, Sheldon, Birmingham, W MIDLANDS, England and http://www.stwater.co.uk/ and copies may be obtained from Severn Trent Water Utilities Finance Plc at 2297 Coventry Road, Sheldon, Birmingham, W MIDLANDS, England.

| | | | |
|---|---|---|---|
| 1. | (i) | Issuer: | Severn Trent Water Utilities Finance Pic |
| | (ii) | Guarantor: | Severn Trent Water Limited |
| 2. | (i) | Series Number: | 79 |
| | (ii) | Tranche Number: | 1 |
| 3. | Specified Currency or Currencies: | | Czech Koruna ("**CZK**") |
| 4. | Aggregate Nominal Amount: | | |
| | (i) | Tranche: | CZK 620,000,000 |
| | (ii) | Series: | CZK 620,000,000 |
| 5. | Issue Price: | | 100 per cent. of the Aggregate Nominal Amount of the Tranche |
| 6. | (i) | Specified Denomination(s): | CZK 1,000,000 |
| | (ii) | Tradeable Amount: | Not Applicable |
| 7. | Issue Date and Interest Commencement Date: | | October 30, 2006 |
| 8. | Maturity Date: | | October 30, 2014 |
| 9. | Interest Basis: | | 4.00 per cent. Fixed Rate *(further particulars specified below)* |
| 10. | Redemption/Payment Basis: | | Redemption at par |

| | | |
|---|---|---|
| 11. | Change of Interest Basis or Redemption/Payment Basis: | Not Applicable |
| 12. | Put/Call Options: | Not Applicable |
| 13. | (i) Status of the Notes: | Senior |
| | (ii) Status of the Guarantee: | Senior |
| 14. | Method of distribution: | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | |
|---|---|---|
| 15. | **Fixed Rate Note Provisions** | Applicable |
| | (i) Rate(s) of Interest: | 4.00 per cent. per annum payable annually in arrear. |
| | (ii) Interest Payment Date(s): | October 30 in each year up to and including the Maturity Date. There shall not be resulting adjustment to the accrual. The Payment Day shall be adjusted in accordance with the Modified Following Business Day Convention. |
| | (iii) Fixed Coupon Amount(s): | CZK 40,000 per CZK 1,000,000 in nominal amount |
| | (iv) Broken Amount(s): | Not Applicable |
| | (v) Day Count Fraction: | Actual/Actual |
| | (vi) Determination Date(s): | October 30 in each year |
| | (vii) Other terms relating to the method of calculating interest for Fixed Rate Notes: | None |
| 16. | **Floating Rate Note Provisions** | Not Applicable |
| 17. | **Zero Coupon Note Provisions** | Not Applicable |
| 18. | **Indexed Note Provisions** | Not Applicable |
| 19. | **Dual Currency Note Provisions** | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 20. | Issuer Call: | Not Applicable |
| 21. | Investor Put: | Not Applicable |

| | | |
|---|---|---|
| 22. | Final Redemption Amount: | CZK 1,000,000 per Note of CZK 1,000,000 Specified Denomination. |
| 23. | Early Redemption Amount(s) payable on redemption for taxation reasons or on Event of Default and/or the method of calculating the same (if required or if different from that set out in Condition 6 (g)): | Not Applicable |
| 24. | Put Event: | Not Applicable |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| 25. | Form of Notes: | |
| | (i) Form: | Temporary global Note exchangeable for a permanent global Note which is exchangeable for definitive Notes only upon an Exchange Event. |
| | (ii) New Global Note: | No |
| 26. | Additional Financial Centre(s) or other special provisions relating to Payment Dates: | Not Applicable |
| 27. | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| 28. | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| 29. | Details relating to Instalment Notes: | Not Applicable |
| 30. | Redenomination applicable: | Redenomination not applicable |
| 31. | Other terms or special conditions: | Not Applicable |

**DISTRIBUTION**

| | | |
|---|---|---|
| 32. | (i) If syndicated, names of Managers: | Not Applicable |
| | (ii) Stabilising Manager (if any): | Not Applicable |
| 33. | If non-syndicated, name and address of relevant Dealer: | Société Générale |

17, Cours Valmy

92987 Paris

La Défense Cedex

34. Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable: TEFRA D

35. Additional selling restrictions: Each Dealer has agreed that it has not offered or sold, and will not offer or sell, any Notes in the Czech Republic through a public offering, being - subject to several exemptions set out in the Capital Market Act - any conduct by which a broader circle of persons have had communicated to them sufficient information on the securities being offered and the terms under which they may acquire the securities and which the investor needs to make a decision to subscribe for, or purchase, such securities.

    Each Dealer will be required to represent and agree with the Issuer and each other Dealer that it has complied with and will comply with all the requirements of the Capital Market Act and the Bonds Act and has not taken, and will not take, any action which would result in the Notes being deemed to have been issued in the Czech Republic or requiring a permit, registration, filing or notification to the Securities Commission or other authorities in the Czech Republic in respect of the Notes in accordance with the Capital Market Act, the Bonds Act or the practice of the Securities Commission.

    Each Dealer will be required to represent and agree with the Issuer and each other Dealer that it has complied with and will comply with all the laws of the Czech Republic applicable to the conduct of business in the Czech Republic (including the laws applicable to the provision of investment services (within the meaning of the Capital Market Act) in the Czech Republic) in respect of the Notes.

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

**RESPONSIBILITY**

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

| Signed on behalf of the Issuer: | Signed on behalf of the Guarantor: |
| --- | --- |
| By:  | By:  |
| *Duly authorised* | *Duly authorised* |

## PART B – OTHER INFORMATION

1. **LISTING**

| | | |
|---|---|---|
| (i) | Listing: | London |
| (ii) | Admission to trading: | Application has been made for the Notes to be admitted to trading on the London Stock Exchange with effect from the Issue Date. |
| (iii) | Estimate of total expenses related to admission to trading: | GBP 100 |

2. **RATINGS**

Ratings: The Notes to be issued have not been rated

3. **NOTIFICATION**

Not Applicable

4. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as described in "Subscription and Sale" and for any fees payable to the Dealers, so far as the Issuer and the Guarantor are aware, no person involved in the issue of the Notes has an interest material to the offer

5. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

| | |
|---|---|
| (i) Reasons for the offer: | See "Use of Proceeds" wording in Prospectus |
| (ii) Estimated net proceeds: | CZK 620,000,000 |
| (iii) Estimated total expenses: | Not Applicable |

6. **OPERATIONAL INFORMATION**

| | | |
|---|---|---|
| (i) | ISIN Code: | XS0272653915 |
| (ii) | Common Code: | 27265391 |
| (iii) | Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme or Euroclear France and the relevant identification number(s): | Not Applicable |
| (iv) | Delivery: | Delivery against payment |

| | | |
|---|---|---|
| (v) | Names and addresses of Additional Paying Agent(s) (if any): | Not Applicable |
| (vi) | Intended to be held in a manner which would allow Eurosystem eligibility: | No |

19 October 2006

**Severn Trent Water Utilities Finance Plc**

**Issue of GBP 50,000,000 1.50 per cent. Index-Linked Notes due 2056**
**Guaranteed by Severn Trent Water Limited**
**under the €2,500,000,000**
**Euro Medium Term Note Programme**

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Prospectus dated 4 August 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at http://www.rns-pdf.londonstockexchange.com/rns/3261h_-2006-8-7.pdf and copies may be obtained from the registered office of the Issuer at 2297 Coventry Road, Birmingham B26 3PU, United Kingdom.

| | | | |
|---|---|---|---|
| 1. | (i) | Issuer: | Severn Trent Water Utilities Finance Plc |
| | (ii) | Guarantor: | Severn Trent Water Limited |
| 2. | (i) | Series Number: | 78 |
| | (ii) | Tranche Number: | 1 |
| 3. | Specified Currency or Currencies: | | Pounds Sterling (**GBP**) |
| 4. | Aggregate Nominal Amount: | | |
| | (i) | Series: | GBP 50,000,000 |
| | (ii) | Tranche: | GBP 50,000,000 |
| 5. | Issue Price: | | 100 per cent. of the Aggregate Nominal Amount of the Tranche |
| 6. | (i) | Specified Denominations: | GBP 50,000 |
| | (ii) | Tradeable Amount: | GBP 1,000 |
| 7. | (i) | Issue Date and Interest Commencement Date: | 20 October 2006 |
| 8. | Maturity Date: | | 20 October 2056 |

| | | |
|---|---|---|
| 9. | Interest Basis: | Index Linked Interest (see Appendix) |
| 10. | Redemption/Payment Basis: | Index Linked Redemption (see Appendix) |
| 11. | Change of Interest Basis or Redemption/Payment Basis: | Not Applicable |
| 12. | Put/Call Options: | Not Applicable |
| 13. | (i) Status of the Notes: | Senior |
| | (ii) Status of the Guarantee: | Senior |
| 14. | Method of distribution: | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | |
|---|---|---|
| 15. | **Fixed Rate Note Provisions** | Not Applicable |
| 16. | **Floating Rate Note Provisions** | Not Applicable |
| 17. | **Zero Coupon Note Provisions** | Not Applicable |
| 18. | **Index Linked Interest Note Provisions** | Applicable (see Appendix) |
| | (i) Index/Formula: | See Appendix |
| | (ii) Calculation Agent responsible for calculating the interest due: | HSBC Bank plc |
| | (iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable: | See Appendix |
| | (iv) Specified Period(s)/Specified Interest Payment Dates: | Specified Interest Payment Dates are 20 April and 20 October in each year up to and including the Maturity Date. |
| | (v) Business Day Convention: | Following Business Day Convention |
| | (vi) Additional Business Centre(s): | Not Applicable |
| | (vii) Minimum Rate of Interest: | Not Applicable |

| | | |
|---|---|---|
| | (viii) Maximum Rate of Interest: | Not Applicable |
| | (ix) Day Count Fraction: | ACT/ACT(ICMA) |
| 19. | **Dual Currency Interest Note Provisions** | Not Applicable |

**CURRENCY RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 20. | Issuer Call: | Not Applicable |
| 21. | Investor Put: | Not Applicable |
| 22. | Final Redemption Amount: | Nominal Amount, subject in the case of 6(a) to indexation as provided in Condition 4(f)(i) – see Appendix.<br><br>For the avoidance of doubt, in the case of a holding of Notes in an integral multiple of GBP 1,000 in excess of the Specified Denomination, such holding will be redeemed at its nominal amount. |
| 23. | Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/ or the method of calculating the same (if required or if different from that set out in Condition 6(f)): | Nominal Amount, subject in the case of Condition 6(b) and 9 to indexation as provided in Condition 4(f)(i) – see Appendix |
| 24. | Put Event: | Applicable. For the purposes of Condition 6 (e), the Event Put Amount shall be the Nominal Amount subject to indexation as provided in Condition 4(f)(i) – see Appendix |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| 25. | (a) Form of Notes: | Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event |
| | (b) New Global Note: | No |
| 26. | Additional Financial Centre(s) or other special provisions relating to Payment Dates: | Not Applicable |
| 27. | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on | Yes. Talons will mature on 20 October 2019, 20 April 2032 and 20 October 2044. |

| | | | |
|---|---|---|---|
| | which such Talons mature): | | |
| 28. | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | | Not Applicable |
| 29. | Details relating to Instalment Notes: | | |
| | (i) | Instalment Amount(s): | Not Applicable |
| | (ii) | Instalment Date(s): | Not Applicable |
| 30. | Redenomination applicable: | | Redenomination not applicable |
| 31. | Other terms or special conditions: | | See Appendix |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 32. | (i) | If syndicated, names of Managers: | Not Applicable |
| | (ii) | Stabilising Manager (if any): | Not Applicable |
| 33. | If non-syndicated, name of relevant Dealer: | | HSBC Bank plc |
| 34. | Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable: | | TEFRA D |
| 35. | Additional selling restrictions: | | Not Applicable |

---

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

**RESPONSIBILITY**

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By: ............................................

Duly authorised

Signed on behalf of the Guarantor:



By: ............................................

Duly authorised

## PART B — OTHER INFORMATION

### 1. LISTING

| | | |
|---|---|---|
| (i) | Listing: | London |
| (ii) | Admission to trading: | Application has been made for the Notes to be admitted to trading on the London Stock Exchange with effect from 20 October 2006. |
| (iii) | Estimate of total expenses related to admission to trading: | GBP 100 |

### 2. RATINGS

Ratings: The Notes to be issued have been rated:

| | |
|---|---|
| S&P | A |
| Moody's: | A2 |

### 3. NOTIFICATION

Not Applicable

### 4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

### 5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

Not Applicable

### 6. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING *(Index-Linked Notes Only)*

Information on the United Kingdom General Index of Retail Prices can be found on Bloomberg Page UKRPI.

### 7. PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes Only)

Not Applicable

### 8. OPERATIONAL INFORMATION

| | | |
|---|---|---|
| (i) | ISIN Code: | XS0271084740 |
| (ii) | Common Code: | 027108474 |

| | | |
|---|---|---|
| (iii) | Any clearing system(s) other than Euroclear Bank SA/NV and Clearstream Banking, *société anonyme* and the relevant identification number(s): | Not Applicable |
| (iv) | Delivery: | Delivery against payment |
| (v) | Names and addresses of additional Paying Agent(s) (if any): | Not Applicable |
| (vi) | Intended to be held in a manner which would allow Eurosystem eligibility: | No |

## APPENDIX

1. Paragraphs (ii) (iii) and (iv) of Condition 4(b) are deleted. The following shall be deemed to be inserted as a new paragraph (ii) in Condition 4(b) and paragraphs (v), (vi) and (vii) of Condition 4(b) will be renumbered (iii), (iv) and (v) respectively and amended accordingly:

   "*(ii) Determination of Rate of Interest and calculation of Interest Amounts*

   The Calculation Agent will, at or as soon as practicable after each time at which the Rate of Interest is capable of being determined, determine the applicable Rate of Interest and notify the Agent of the Rate of Interest as soon as practicable after calculating the same.

   The amount of interest payable on each Note for any Interest Period (the **Interest Amount**) will be calculated by the Calculation Agent by (A) applying the Rate of Interest (as notified to the Agent by the Calculation Agent in accordance with the preceding paragraph) to the Specified Denomination of such Note, (B) multiplying the resulting amount by the Day Count Fraction and (C) rounding the resulting figure to the nearest one penny (half a penny being rounded upwards)."

2. Condition 4(b)(iv) (renumbered as provided above) shall be deleted and the following paragraph shall be inserted in place thereof as a new Condition 4(b)(iv):

   "*(iv) Determination or Calculation by Trustee*

   If for any reason the Calculation Agent at any time after the Issue Date defaults in its obligation to determine or calculate:

   (A) the Rate of Interest;

   (B) any Interest Amount in accordance with paragraph (ii) above;

   (C) the Final Redemption Amount (as defined below);

   (D) the Early Redemption Amount (as defined below); or

   (E) the Event Put Amount (as defined below),

   the Trustee shall determine or calculate the same, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition 4 and Conditions 6 and 9), and in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Calculation Agent (and, where practicable, in accordance with this Condition 4)."

3. A new Condition 4(f) shall be inserted as follows:

   "*(f) Indexation*

   *(i) Indexation of principal*

The Final Redemption Amount payable pursuant to Condition 6*(a.)* the Early Redemption Amount payable pursuant to Conditions 6*(b)* or 9 and the Event Put Amount payable pursuant to Condition 6*(e)* shall be the nominal amount of the Notes multiplied by the RPI Ratio applicable to the date on which the Final Redemption Amount, the Early Redemption Amount or the Event Put Amount (as the case may be) becomes payable.

The Calculation Agent will calculate such Final Redemption Amount, Early Redemption Amount or Event Put Amount (as the case may be) as soon as practicable after each time such amount is capable of being determined and will notify the Agent thereof as soon as practicable after calculating the same. The Agent will as soon as practicable thereafter notify the Issuer and, where the Notes are at such time listed on a stock exchange or admitted to trading by any other relevant authority, such stock exchange or other relevant authority thereof and cause notice thereof to be published in accordance with Condition 13.

*(ii)* *Definitions*

For the purposes of these Conditions:

**Expert** means an independent investment bank or other expert in London appointed by the Issuer and approved by the Trustee or (failing such appointment within 10 days after the Trustee shall have requested such appointment) appointed by the Trustee;

the **Rate of Interest** applicable to any amount payable in respect of interest shall be 1.50 per cent. per annum multiplied by the RPI Ratio applicable to the date in which such amount falls due and rounded to four decimal places (0.00005 being rounded upwards);

**Reference Gilt** means the 1.25 per cent. Index-Linked Treasury Stock due November 2055 (or, if such stock is not in existence, such other index-linked stock issued by or on behalf of HM Government as the Issuer, on the advice of three brokers and/or gilt edged market makers (or such other three persons operating in the gilt edged market as the Issuer, after consultation with the Trustee, may select), may consider to be the most appropriate reference government stock for the Notes);

**RPI** means, in relation to any date, subject as provided in Conditions 4*(g)* and 6*(k)*, the United Kingdom General Index of Retail Prices (for all items) published by the Office for National Statistics (January 1987=100) as published by HM Government (currently contained in the Monthly Digest of Statistics) and applicable to that date or if that index is not published for any date, any substituted index or index figures published by the Office for National Statistics or the comparable index which replaces the United Kingdom General Index of Retail Prices (for all items) for the purpose of calculating the amount payable on repayment of the Reference Gilt or such other Index-Linked Treasury Stock having a final maturity after the final maturity of the Notes as may be selected by an Expert, provided that the Trustee is advised by its legal advisers that any substitute or

comparable index constitutes a retail price index for the purposes of Schedule 11 to the Finance Act 1989;

**RPI Base** means 198.92903, being the interpolation between the RPI figures applicable to July 2006 and August 2006 (198.5 + (19/31 * (199.2-198.5)));

any reference to the **RPI applicable** to a particular date shall, subject as provided in Condition 4*(g)* below, be calculated by linear interpolation between (x) the RPI applicable to the first calendar day of the month in which that date falls, calculated using the RPI published in the second month prior to that particular month and relating to the month before that of publication and (y) the RPI applicable to the first calendar day of the month following, calculated using the RPI published in the second month prior to that particular month and relating to the month before that of publication, in accordance with the following formula:

RPI(x) + (Specified Interest Payment Date - 1/days in relevant month * (RPI(y) - RPI(x)))

where RPI(x) is the RPI referred to in (x) above and RPI (y) is the RPI referred to in (y) above, and rounded to the nearest fifth decimal place (0.000005 being rounded upwards); and

the **RPI Ratio** applicable to any date means the RPI applicable to such date divided by the RPI Base."

4. A new Condition 4(g) shall be inserted as follows:

"*(g) Changes in circumstances affecting the RPI*

*(i) Change in base*

If at any time the RPI is changed by the substitution of a new base for it, then with effect from (and including) the date from and including that on which substitution takes effect:

(A) the definition of RPI in Condition 4*(f)* shall be deemed to refer to the new date in substitution for January 1987 (or, as the case may be, for such other date or month as may have been substituted for it); and

(B) the definition of RPI Base in Condition 4*(f)* shall be amended to mean the product of the RPI applicable to the date in which the Notes were issued and the RPI immediately following such substitution, divided by the RPI immediately prior to such substitution.

*(ii) Delay in publication of the RPI*

If, in relation to a particular Interest Period or to the redemption of all or some only of the Notes and otherwise than in circumstances which the Issuer certifies to the Trustee may fall within Condition 4*(g)(iii)* or 6*(l)* (notwithstanding that the Issuer may subsequently be advised

that they do not fall within Condition 4*(g)(iii)* or 6*(l)*), the RPI scheduled to have been published in the second month (the **relevant month**) prior to the month in which the relevant Interest Period ends or the due date for redemption of the Notes falls (and relating to the month before the relevant month) is not published on or before the second business day before the date (the **Relevant Date**) which is the last day of such Interest Period or (as the case may be) the due date for redemption of the Notes, the RPI applicable to the date in which the Relevant Date falls shall be deemed to be:

(A) the substitute index figure (if any) as is published by the Bank of England for the relevant month (and relating to the month before the relevant month) for the purposes of any one or more of HM Government's index-linked stocks, being the Bank of England's estimate of the index figure for the relevant month (and relating to the month before the relevant month); or

(B) if no such substitute index figure for the relevant month (and relating to the month before the relevant month) is so published on or before the second business day before the Relevant Date, the RPI last published before the Relevant Date.

Where the provisions of this Condition 4*(g)(ii)* apply, the certificate of the Issuer, acting on the advice of an Expert, as to the RPI applicable to the month in which the Relevant Date falls shall be conclusive and binding upon the Issuer, the Trustee and the Noteholders. If a substitute index is published as specified in (A) above, a determination made based on that index shall be final and no further payment by way of adjustment shall be made, notwithstanding that the RPI applicable to the relevant month may subsequently be published. If no substitute index is so published and the RPI relating to the relevant date is subsequently published then:

(C) in the case of any Note not falling due for redemption on the Relevant Date, if the RPI so subsequently published (if published while that Note remains outstanding) is greater or less than the RPI applicable by virtue of (B) above, the interest payable on that Note on the Interest Payment Date next succeeding the date of such subsequent publication shall be increased or reduced to reflect the amount by which the interest payable on that Note on the Relevant Date on the basis of the RPI applicable by virtue of (B) above fell short of, or (as the case may be) exceeded the interest which would have been payable on that Note if the RPI subsequently published had been published on or before the second business day before the Relevant Date; or

(D) in the case of any Note falling due for final redemption on the Relevant Date, no subsequent adjustment to amounts paid will be made.

*(iii) Cessation of or fundamental changes to the RPI*

If the RPI ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the RPI and the change would, in the opinion of the Expert, be detrimental to the interests of the Issuer or the Noteholders and if, within 30 days after its appointment (or such longer period as the Trustee may consider reasonable), the Expert recommends for the purposes of the Notes one or more adjustments to the RPI or a substitute index (with or without adjustments), then provided that such adjustments or substitute index (as the case may be) are not materially detrimental (in the opinion of the Expert) either to the interests of the Issuer or the interests of the Noteholders, as compared to the interests of the Issuer and the Noteholders (as the case may be) as they would have been had the RPI continued to be published or such fundamental change in the rules governing the RPI not been made, the RPI shall be adjusted as so recommended or (as the case may be) shall be replaced by the substitute index so recommended (as so adjusted, if so recommended) and references in these Conditions to the RPI shall be construed accordingly and the Issuer shall notify the Noteholders of the adjustments to the RPI or the introduction of the substitute index (with or without adjustments) in accordance with Condition 13.

If any payment in respect of the Notes is due to be made after the cessation or changes referred to in the preceding paragraph but before any such adjustment to, or replacement of, the RPI takes effect, the Issuer shall (if the RPI applicable (or deemed applicable) to the relevant date is not available in accordance with the provisions of Condition 4*(f)*) make a provisional payment on the basis that the RPI applicable to the date in which such payment is due to be made is the RPI last published. In that event or in the event of any payment on the Notes having been made on the basis of an RPI deemed applicable under Condition 4*(g)(ii)*(A) above (also referred to below as a **provisional payment**) and of the Trustee on the advice of the Expert subsequently determining that the relevant circumstances fall within this Condition 4*(g)(iii)*, then:

(A) except in the case of a payment on redemption of the Notes, if the sum which would have been payable if such adjustments or such substitute index had been in effect on the due date for such provisional payment is greater or less than the amount of such provisional payment, the interest payable on the Notes on the Interest Payment Date next succeeding the last date by which the Issuer and Trustee receive such recommendation shall be increased or reduced to reflect the amount by which such provisional payment of interest fell short of, or (as the case may be) exceeded, the interest which would have been payable on the Notes if such adjustments or such substituted index had been in effect on that date; or

(B) in the case of a payment of principal or interest on redemption of the Notes, no subsequent adjustment to amounts paid will be made.

*(iv) Trustee*

The Trustee shall be entitled to assume that no cessation of or change to the RPI has occurred until informed otherwise by the Issuer and will not be responsible for identifying or appointing an Expert save as provided in these Conditions."

5. The following shall be inserted as a Condition 6(l):

"*(k) Redemption for Indexation reasons*

*(i)* If the RPI ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the RPI and the change would, in the opinion of the Expert, be detrimental to the interests of the Noteholders and if the Expert fails within 30 days after its appointment (or such longer period as the Trustee considers reasonable), or states to the Issuer and the Trustee that it is unable, to recommend for the purposes of the Notes any adjustments to the Index or any substitute index (with or without adjustments) as described in Condition 4*(g)(iii)*, the Issuer shall, within 14 days after the expiry of such period or (as the case may be) after the date of such statement, give notice (which shall be irrevocable and shall state the date fixed for redemption which shall be not more than 15 days after the date on which the notice is given) to redeem the Notes then outstanding, at a price equal to their nominal amount multiplied by the RPI Ratio applicable to the date in which the date fixed for redemption falls (for which purpose the RPI applicable, if not available for such date shall be the RPI last published), together with accrued interest (and in determining the Rate of Interest applicable to such interest, the RPI applicable, if not available for such date, shall be the RPI last published).

*(ii)* If the RPI ceases to be published or any changes are made to it which, in the opinion of an Expert, constitute a fundamental change in the rules governing the RPI and the change would, in the opinion of the Expert, be detrimental to the interests of the Issuer and if the Expert fails within 30 days after its appointment (or such longer period as the Trustee considers reasonable), or states to the Issuer and the Trustee that it is unable to recommend for the purposes of the Notes any adjustments to the RPI or any substitute index (with or without adjustments) as described in Condition 4*(g)(iii)*, the Issuer may at its option, within 14 days after the expiry of such period or (as the case may be) after the date of such statement, give notice (which shall be irrevocable and shall state the date fixed for redemption which shall be not more than 15 days after the date on which the notice is given) to redeem the Notes then outstanding, at a price equal to their nominal amount multiplied by the RPI Ratio applicable to the date in which the date fixed for redemption falls (for which purpose the RPI applicable, if not available for such month shall be the RPI last published), together with accrued interest (and in determining the Rate of Interest applicable to such interest, the RPI applicable, if not available for such month, shall be the RPI last published)."

RECEIVED
2006 NOV -9 P 12:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# Severn Trent employee applauded for charity work

- Gail Richards to be presented with a certificate signed by HRH, Prince of Wales
- Helped to raise more than £300,000 raised for WaterAid
- Ceremony held in London this Thursday

A Severn Trent Plc employee who helped to raise more than £300,000 for WaterAid, is being recognised with an award for her outstanding contribution to the charity this Thursday (5 October), at the annual supporters meeting in London.

Gail Richards, an events manager at Severn Trent headquarters in Birmingham, founded the Severn Trent WaterAid Ball which raised nearly £100,000 for WaterAid last year. Gail, who lives in Solihull, has worked for Severn Trent for more than ten years.

On Thursday she will receive a certificate for outstanding contribution, signed by His Royal Highness the Prince of Wales – the President of WaterAid. The President's Awards for Outstanding Voluntary Contribution to WaterAid were launched to recognise the vital role people play in advancing WaterAid's work.

Amy Weiser, spokesperson from WaterAid said: "Over the years, Gail has helped to raise over £300,000 for the charity organising driving days, Horse Racing Days and the very successful Severn Trent Ball. We are very grateful for all of Gail's support and hard work for WaterAid over recent years.

"It is because of the continued and enthusiastic support from people like Gail that WaterAid is able to carry out its vital work, providing water, sanitation and hygiene education to the world's poorest people."

WaterAid works to provide some of the poorest people in the developing world with access to safe, clean drinking water, adequate sanitation and hygiene education. Over one billion people are forced to collect their drinking water from open lakes or rivers; water sources that are easily contaminated by animals or parasites and spread disease.

Over two fifths of the world does not have access to a toilet. These two factors trap people in an unending cycle of poverty and disease. WaterAid can provide one more person with a sustainable source of drinking water, sanitisation and hygiene education for just £15

**Company Number: 2366619**

**THE COMPANIES ACT 1985**

**PUBLIC COMPANY LIMITED BY SHARES**

**RESOLUTION**

- of -

**SEVERN TRENT PLC (THE "COMPANY")**

(passed on 6 October 2006)

At an Extraordinary General Meeting of the Company held at The National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, West Midlands B92 0EJ on 6 October 2006 at 2.30 p.m. the following resolutions were duly passed by the Company:

**Ordinary Resolutions**

1. **THAT:**

   (i) upon the recommendation of the directors of Company (the "**Directors**") and subject to and conditional upon the admission of the ordinary shares of 10 pence each in the capital of Biffa Plc (the "**Biffa Ordinary Shares**") to the Official List of the Financial Services Authority and to trading on the London Stock Exchange plc's main market for listed securities becoming effective ("**Biffa Admission**"), the Directors be and are hereby authorised to pay a dividend *in specie* of £711,326,000, being the aggregate book value of the Company's interest in Biffa Plc, such dividend to be satisfied by the transfer of the Biffa Ordinary Shares credited as fully paid to shareholders on the register of members of the Company at 6.00 p.m. on 6 October 2006 (or such other time and date as the Directors (or any duly authorised committee of them) may determine) (the "**Record Time**") in the proportion of one Biffa Ordinary Share for each ordinary share of $65^{5}/_{19}$ pence in the capital of the Company ("**Existing Severn Trent Ordinary Share**") held at that time; and

   (ii) the Directors (or any person appointed by the Directors) shall be and are hereby authorised to do or procure to be done all such acts and things done on behalf of the Company and any of its subsidiaries as they consider necessary or desirable for the purpose of giving effect to the demerger of Biffa Plc (the "**Demerger**") as described in the circular to shareholders dated 13 September 2006 (the "**Circular**") and the consolidation of the Existing Severn Trent Ordinary Shares as described in the Circular and referred to in Resolution 2 below, each with such amendments, modifications, variations or revisions thereto as are not of a material nature.

2. **THAT,** subject to and conditional upon Resolution 1 becoming effective, Biffa Admission and admission of the new ordinary shares of $97^{17}/_{19}$ pence in the capital of the Company ("**New Severn Trent Ordinary Shares**") to the Official List of the Financial Services Authority and to trading on the London Stock Exchange plc's main market for listed securities ("**Severn Trent Admission**"):

   (i) every one Existing Severn Trent Ordinary Share in issue at the Record Time shall be sub-divided into 2 ordinary shares of $32^{12}/_{19}$ pence each in the capital of the


LD4
COMPANIES HOUSE
252
16/10/2006

10/5562634_1

Company (each a "**Sub-divided Severn Trent Ordinary Share**") and forthwith upon such sub-division every 3 Sub-divided Severn Trent Ordinary Shares shall be consolidated into one New Severn Trent Ordinary Share and all fractional entitlements arising from such sub-division and consolidation shall be aggregated into New Severn Trent Ordinary Shares and, as soon as practicable after Severn Trent Admission, sold in the open market at the best price reasonably obtainable and the aggregate proceeds (net of expenses) remitted to those entitled; and

(ii) all of the authorised but unissued Existing Severn Trent Ordinary Shares at the Record Time shall be consolidated into one undesignated share of a nominal value equal to the aggregate nominal amount of the unissued Existing Severn Trent Ordinary Shares so consolidated and forthwith on such consolidation the said undesignated share shall be sub-divided into such number of New Severn Trent Ordinary Shares as is equal to the nominal value of such undesignated share divided by $97^{17}/_{19}$, provided that any fraction of such unissued New Severn Trent Ordinary Shares arising from the sub-division shall be cancelled pursuant to section 121(2)(e) of the Companies Act 1985 (as amended) (the "**Act**").

3. **THAT,** subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the Biffa Long Term Incentive Plan, the principal terms of which are summarised at paragraph 1 of Part V of the Circular, be and is hereby approved.

4. **THAT,** subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the Biffa Sharesave Scheme, the principal terms of which are summarised at paragraph 2 of Part V of the Circular, be and is hereby approved.

5. **THAT,** subject to and conditional upon Resolutions 1 and 2 becoming effective, the operation of the Biffa Share Incentive Plan, the principal terms of which are summarised at paragraph 3 of Part V of the Circular, be and is hereby approved.

6. **THAT,** subject to and conditional upon Resolutions 1 and 2 becoming effective, the authority be conferred on the Directors to allot relevant securities (as defined in section 80(2) of the Act) for the period ending on the date of the Company's Annual General Meeting in 2007 save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and the Directors shall be entitled to allot relevant securities pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the Directors to allot relevant securities be and are hereby revoked. The maximum aggregate nominal amount of relevant securities which the Directors may allot during this period shall be £75,993,129 representing approximately 33 per cent. of the total issued ordinary share capital of the Company as at 7 September 2006.

**Special Resolutions**

7. **THAT,** subject to and conditional upon Resolutions 1, 2 and 6 becoming effective, the Directors be authorised to disapply the pre-emption provisions of section 89 of the Act and to allot equity securities (as defined in section 94 of the Act) for cash pursuant to Resolution 6 or by way of a sale of treasury shares as if section 89(1) of the Act did not apply to any such allotment (such authority to expire on the date of the Company's Annual General meeting in 2007 save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require relevant securities to be allotted after such expiry and the Directors shall be entitled to allot relevant securities pursuant to any such offer or agreement as if this authority had not expired), such authority being limited to:

(i) the allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of New Severn Trent Ordinary Shares made in proportion (as nearly as may be) to their existing holdings of New Severn Trent Ordinary Shares but subject to the Directors having a right to make such exclusions or other arrangements in connection with the offering as they deem necessary or expedient: (1) to deal with equity securities representing fractional entitlements; and (2) to deal with legal or practical problems under the laws of any territory or the requirements of any recognised regulatory body or any stock exchange, or any other matter whatsoever; and

(ii) the allotment of equity securities for cash, otherwise than pursuant to paragraph (i) above, up to an aggregate nominal amount of £11,398,969 representing approximately five per cent. of the total issued ordinary share capital of the Company as at 7 September 2006;

and all unexercised authorities previously granted to the Directors to disapply the pre-emption provisions of section 89 of the Act and to allot equity securities (as defined in section 94 of the Act) for cash be and are hereby revoked.

8. **THAT,** subject to and conditional upon Resolutions 1 and 2 becoming effective, the company is authorised generally and without conditions to make market purchases (as defined in section 163(3) of the Act) of New Severn Trent Ordinary Shares, provided that: (i) the maximum number of New Severn Trent Ordinary Shares that may be acquired shall not exceed 10 per cent. of the aggregate number of New Severn Trent Ordinary Shares in issue immediately following Severn Trent admission; (ii) the Company may not pay less than $97^{17}/_{19}$ pence for each New Severn Trent Ordinary Share, being the nominal value of such New Severn Trent Ordinary Shares; (iii) the Company may not pay, in respect of each New Severn Trent Ordinary Share, more than 5% over the average of the middle market price of a New Severn Trent Ordinary Share based on the London Stock Exchange Daily Official List, for the five business days immediately before the day on which the Company agrees to buy such New Severn Trent Ordinary Shares; and (iv) this authority will last until the Company's Annual General Meeting in 2007 save that the Company may agree, before the authority ends, to purchase New Severn Trent Ordinary Shares where the purchase is or may be completed (fully or partly) after the authority ends and may purchase New Severn Trent Ordinary Shares pursuant to any such agreement.



CHAIRMAN OF THE MEETING

BLUEPRINT 2000

# 288b

## Terminating appointment as director or secretary

**(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))**

***Please complete in typescript, or in bold black capitals.***

CHFP010

**Company Number** 2366619

**Company Name in full** Severn Trent Plc

| | Day | | Month | | Year | | | |
|---|---|---|---|---|---|---|---|---|
| Date of termination of appointment | 0 | 6 | 1 | 0 | 2 | 0 | 0 | 6 |

as director X as secretary [ ]

*Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

**NAME** * Style / Title: Ms * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Maria Luisa

Surname: Cassoni

| | Day | | Month | | Year | | | |
|---|---|---|---|---|---|---|---|---|
| † Date of Birth | 2 | 7 | 1 | 2 | 1 | 9 | 5 | 1 |

**A serving director, secretary etc must sign the form below.**

**Signed** ELECTRONICALLY FILED **Date**

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England
Tel
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
for companies registered in England and Wales
**or**
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh**

BLUEPRINT 2000

# 288b

## Terminating appointment as director or secretary

**(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))**

***Please complete in typescript, or in bold black capitals.***

CHFP010

**Company Number** 2366619

**Company Name in full** Severn Trent Plc

| | Day | Month | Year |
|---|---|---|---|
| Date of termination of appointment | 0 6 | 1 0 | 2 0 0 6 |

as director [X] as secretary [ ]

*Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

**NAME** * Style / Title: Mr. * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Martin John

Surname: Bettington

| | Day | Month | Year |
|---|---|---|---|
| † Date of Birth | 2 4 | 0 8 | 1 9 5 2 |

**A serving director, secretary etc must sign the form below.**

**Signed** ELECTRONICALLY FILED **Date**

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
for companies registered in England and Wales
**or**
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh**